UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Destra International & Event-Driven Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Destra Capital Advisors LLC

One North Wacker Drive, 48th Floor

Chicago, Illinois 60606

Telephone Number (including area code):

(312) 843-6161

Name and address of agent for service of process:

Jane Hong Shissler, Esquire

Destra Capital Management LLC

One North Wacker Drive, 48th Floor

Chicago, Illinois 60606

with a copy to:

Joshua B. Deringer, Esquire

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒   Yes                     ☐     No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago in the State of Illinois, as of the 15th day of November, 2017.

Destra International & Event-Driven Credit Fund

By:	/s/Robert Watson
	Name:	Robert Watson
	Title:	President

By:	/s/Linda Fryer
	Name:	Linda Fryer
	Title:	Treasurer

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